SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FLUIDIGM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

34385P108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Nicholas Khadder

Senior Vice President, General Counsel, and Secretary

7000 Shoreline Court, Suite 100

South San Francisco, CA 94080

Telephone: (650) 266-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,650,457	$307.19

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,352,308 shares of common stock of Fluidigm Corporation having an aggregate value of approximately $2,650,457 as of August 21, 2017 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using a binomial lattice option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$307.19
Form or Registration No.:	Schedule TO-I
Filing party:	Fluidigm Corporation
Date filed:	August 23, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2017 (the “Schedule TO”), by Fluidigm Corporation, a Delaware corporation (“Fluidigm” or the “Company”), related to the Company’s offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,352,308 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than US$4.37 (the “Eligible Options”), except as otherwise described in the Offer to Exchange (as defined in the Schedule TO).

Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, this Amendment No. 1 is being filed solely to amend “Item 4 - Terms of the Transaction” to reflect the final results of the Offer to Exchange under the caption “Material Terms.” Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO other than as specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to include the following:

“The Exchange Offer expired on September 20, 2017, at 9:00 p.m., Pacific Time. A total of 115 Eligible Employees elected to exchange Eligible Options in the offer. Pursuant to the terms and conditions of the offer, the Company accepted for exchange Eligible Options to purchase a total of 1,204,198 shares of the Company’s common stock, representing approximately 50.02% of the total shares of common stock underlying the Eligible Options. All surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter, in exchange therefor, the Company granted (i) new options to purchase an aggregate of 399,117 shares of Fluidigm common stock; and (ii) restricted stock units representing 54,944 shares of Fluidigm common stock, each, pursuant to the terms of the offer and the Company’s 2011 Equity Incentive Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

FLUIDIGM CORPORATION

/s/ Stephen Christopher Linthwaite
Stephen Christopher Linthwaite
Chief Executive Officer and President

Date: September 21, 2017

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Awards, dated August 23, 2017.

(a)(1)(B)*	Launch Announcement.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Form of Confirmation Email.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)*	Form of Expiration Notice Email.

(a)(1)(H)*	Screenshots from Offer Website.

(a)(1)(I)*	Employee FAQS.

(b)	Not applicable.

(d)(1)	2011 Equity Incentive Plan of Fluidigm Corporation (incorporated by reference from Exhibit 10.4 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 28, 2011).

(d)(2)*	Forms of U.S. agreements under the 2011 Equity Incentive Plan.

(d)(3)*	Rules of the Fluidigm Corporation 2011 Equity Incentive Plan for Restricted Stock Unit Awards Granted to French Participants.

(d)(4)*	Rules of the Fluidigm Corporation 2011 Equity Incentive Plan for Options Granted to French Participants.

(d)(5)*	UK Sub-plan to the Fluidigm Corporation 2011 Equity Incentive Plan.

(d)(6)*	Form of Restricted Stock Unit Agreement—Non–U.S. under the 2011 Equity Incentive Plan.

(d)(7)*	Form of Stock Option Agreement—Non–U.S. under the 2011 Equity Incentive Plan.

(d)(8)	2009 Equity Incentive Plan of Fluidigm Corporation, as amended (incorporated by reference from Exhibit 10.3 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(9)	Forms of agreements under the 2009 Equity Incentive Plan (incorporated by reference from Exhibit 10.3A to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(10)	1999 Stock Option Plan of Fluidigm Corporation, as amended (incorporated by reference from Exhibit 10.2 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(11)	Forms of agreements under the 1999 Stock Option Plan (incorporated by reference from Exhibit 10.2A to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(12)	DVS Sciences, Inc.’s 2010 Equity Incentive Plan, as amended (incorporated by reference from Exhibit 4.3 to Fluidigm’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 21, 2014).

(d)(13)	Amendments to the Fluidigm Corporation 2011 Equity Incentive Plan, 2009 Equity Incentive Plan, and 1999 Stock Option Plan and the DVS Sciences, Inc. 2010 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Fluidigm’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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